                                                          Exhibit 8.1.2.

MORGAN BEAUMONT

Company Profile                                                                                  June 2006

OTC Bulletin Board: MBEU

PREMIER STORED VALUE CARD END-TO-END SOLUTIONS PROVIDER

www.morganbeaumont.com

KEY POINTS:

•

Morgan Beaumont provides technology solutions and services to the financial services industry principally using its SIRE Network. In addition, the Company is a premier provider of Stored Value and Prepaid Card products and services, issued in conjunction with Discover, MasterCard and Visa, aimed at capitalizing on the growth in demand for financial services in the unbanked and sub-prime consumer markets. Within the unbanked and sub-prime consumer markets, Morgan Beaumont believes there is significant opportunity in and is targeting certain ethnic and other niche markets.

•

Morgan Beaumont achieved its goal of having 100,000 U.S. retail cash loading and transaction stations, or points of presence (POPs), connected to its SIRE Network by the end of 2005. Since the end of 2005 the Company has increased its contracted POPs to approximately 160,000. Having a large POP footprint makes loading funds onto and performing other financial transactions using Morgan Beaumont's and/or its SIRE Network partners' stored value cards more convenient for customers.

•

Morgan Beaumont has been successful in moving towards establishing the SIRE Network as a preferred value load network for the stored value card industry. Morgan Beaumont has recently signed several SIRE Network agreements that enable companies' existing card programs to use the SIRE Network for value load and other financial transactions.

•

Morgan Beaumont announced 2Q06 net revenue of $1.88 million and net loss per share of $0.04. The Company expects that fiscal 3Q06 revenue will be slightly higher than fiscal 2Q06 revenue of $1.88 million and the Company expects improved gross margins in fiscal 3Q06.

•

Morgan Beaumont has developed strategic relationships with a number of high-quality banks, processors, issuers and other companies, including BankFirst, Discover, eFunds Prepaid Solutions, First Federal Bank, i2c, IPS, MasterCard, Metavante, MoneyGram, RBS Lynk, Symmetrex, Western Union and Visa, to name a few.

•

It is estimated that there are more than 33 million credit challenged and un-banked U.S. consumers without access to traditional banking products and services. However, this large group is interested in and needs financial products that offer functionality and widespread acceptance that are secure, convenient and easy to use.

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

OTCBB: MBEU

COMPANY HEADQUARTERS

6015 31st Street East

Bradenton, FL 34203

Phone: 941-753-2875 • Fax: 941-753-2817

www.MorganBeaumont.com

COMPANY CONTACT

Cliff Wildes, Chief Executive Officer

Erik Jensen, President

INVESTOR RELATIONS CONTACT

Ken Dennard – DRG&E

713-529-6600

ksdennard@drg-e.com

"Safe Harbor" Statement under Private Securities Litigation Reform Act of 1995

Statements about the expected future prospects of our business and all other statements in this Company Profile other than historical facts, constitute forward-looking statements. You can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "would," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or similar expressions which concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Some of the factors that we believe could affect our results include: general economic and market conditions, including the lingering effects of the economic slowdown and services revenue; the overall condition of the bank card industry, including the effect of any further consolidation among financial services firms; the regulatory, credit and market risks associated with our operations; the integration of acquired businesses, the performance of our businesses; the effect of war, terrorism or catastrophic events; the timing and magnitude of sales; the timing and scope of technological advances; the ability to retain and attract customers and key personnel; and the ability to obtain patent protection and avoid patent-related liabilities in the context of a rapidly developing legal framework for software and business-method patents. The factors described in this paragraph and other factors that may affect our business or future financial results and when applicable, are discussed in our filings with the Securities and Exchange Commission, including our Form 10-K, a copy of which may be obtained from us without charge. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 2.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

Sections in BOLD indicate updated or new information versus previous Company Profile

TABLE OF CONTENTS

Key Points	Page 1

Contact Info	Page 2

Company Overview	Page 4

Stored Value Cards (SVCs) 101	Page 5

Industry Overview - Favorable Industry & Growth Trends	Page 5

The SIRE Network - The Solution	Page 7
• How Data Moves Across the SIRE Network	Page 8

Capitalizing on the Opportunity - Strategy Overview	Page 9

Morgan Beaumont's Products & Services	Page 11
• ATM/Prepaid & Stored Value Cards	Page 11
• Payroll Card Solutions	Page 14
• How Morgan Beaumont Makes Money with the Cards	Page 15
• Goals & Objectives	Page 15
• Developing Key Relationships	Page 16

Recent Developments	Page 17

Management Overview	Page 18

Board Member Overview	Page 19

Statement of Operations	Page 20

Balance Sheet	Page 21

Statement of Cash Flows	Page 22

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 3.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

COMPANY OVERVIEW:

Incorporated in 2000 and headquartered in Bradenton, Florida, Morgan Beaumont is a technology solutions company and a premier provider of stored value and prepaid card solutions to the financial services industry. The Company's products and services are aimed at capitalizing on the growth in demand for stored value and re-loadable ATM/prepaid card financial products for the unbanked and sub-prime consumer markets. Within the unbanked and sub-prime consumer markets, Morgan Beaumont believes there is significant opportunity in and is targeting certain ethnic and other niche markets.

Morgan Beaumont has developed and is currently deploying its core technology, the SIRE Network, a point-of-sale (POS) and PC based software platform that connects merchants with multiple stored value processors and issuing banks, as well as to private transaction networks. At May 12, 2006, the Company had approximately 160,000 contracted retail cash loading stations, or POPs on its SIRE Network in the U.S. Because of the integrated capabilities of card issuance, open POS and PC software and large number of retail cash load locations on its SIRE Network, Morgan Beaumont is becoming a true end-to-end stored value card solutions provider in the financial services industry.

Morgan Beaumont currently has seven stored value card products: two Palm Card products, the Prestige Payroll Visa Card, the ServiBancos Prepaid MasterCard Card, the Main Street Prepaid MasterCard Card and two new products that are currently in the final stages of development, the Contact 911 Prepaid Discover card and the Mobo Prepaid Discover Card. Morgan Beaumont can also private label stored value cards for others. The Company's stored value card products also have an integrated prepaid phone card feature that enables the consumer to use one "purse" to make local, national and international telephone calls using their stored value card. In addition, the Company can add prepaid phone card functionality to products of its SIRE Network partners should they wish to do so. Morgan Beaumont also offers wholesale long distance services, via its wholly-owned subsidiary MBI Services Group, LLC, to carriers and other providers. In February 2006, all of Morgan Beaumont's cardholders nationwide became able to write money orders from their prepaid card balance. Morgan Beaumont has developed the software necessary for its prepaid cards to be loaded at numerous banks and stores utilizing otherwise incompatible value load systems. The Company's software allows banks, financial services companies and retailers to communicate prepaid card value load transactions. Morgan Beaumont gives the software away for free and charges the card holder a transaction fee each time the card is used.

The Company has multiple sources of sales and revenue: sales of cards, initiation fees, hosting and licensing fees, subscription fees, transaction fees, monthly active card maintenance fees and wholesale telecommunications services. Morgan Beaumont currently derives substantially all of its revenue from the sale of its prepaid cards to distributors and the wholesale of carrier services. However, the Company believes if its technology and systems are widely adopted by others within its industry, usage revenues from the use of Morgan Beaumont's integrated software applications may eventually surpass revenues from prepaid card sales and prepaid calling card sales. Based on agreements the Company has entered into thus far in fiscal 2006, Morgan Beaumont believes a more significant portion of its revenues in fiscal 2006 will come from stored value card activity and from SIRE Network agreements.

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 4.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

STORED VALUE CARDS (SVCS) 101

Like traditional debit or credit cards, SVCs use magnetic stripe technology to track funds and store account/card information. However, SVCs differ from debit and credit cards because the accounts are prepaid/prefunded. Relative to traditional account based debit cards, there is little risk of overdraft. And relative to credit cards, no credit is being extended from the card issuer to the consumer to be paid at a later date.

There are two general types of SVCs, "open loop" and "closed loop" products. "Open loop" SVC products tend to offer the user a wider variety of uses and functionality, such as for purchases of goods and services at a wide variety of merchants, paying bills, paycheck direct deposit, etc. There are "non-hologram cards" that are PIN based and can be used with POS equipment and/or ATMs connected to networks. There are also "hologram" cards that have an American Express, Discover, MasterCard or Visa logo on the cards that use signature based technology to facilitate customer purchases anywhere the brand is accepted. Examples of open loop cards include general spending/use cards, payroll cards, government benefit program cards, flexible savings account cards, etc.

A "closed loop" SVC product is a product where funds on the card can only be used for the particular issuer's products or for limited purposes. Examples of closed loop SVCs include prepaid gift cards issued by retailers such as Banana Republic or Best Buy, SVCs for use on the Metro subway system in Washington, DC, or a prepaid gas card, to name a few.

INDUSTRY OVERVIEW - FAVORABLE INDUSTRY GROWTH & DEMAND TRENDS

It is estimated that there are more than 33 million credit-challenged and unbanked consumers in the U.S. who, for various reasons, are not able to use traditional banking and credit card products and services. This large group is interested in and needs a financial product that offers them functionality and widespread acceptance that is secure, convenient and easy to use. This segment wants to transfer funds, store cash, use ATM, prepaid and SVC products and to stop suffering the inconvenience and high fees of check cashing and wire transfer services. They want the convenience of making airline reservations, renting cars and reserving hotel rooms. In short, they want access to the same financial products and benefits that traditional banking and credit card customers take for granted.

The SVC market is relatively young but has been growing rapidly. The first "closed loop" SVCs (for example, a retailer specific prepaid gift card) were introduced in the early 1990s and "open loop" SVCs (like those products issued by Morgan Beaumont) were first introduced in the mid-1990s. Generally, open loop cards provide great functionality and use versus closed loop SVCs. Though closed loop gift cards are the largest SVC product today, most of the product growth and innovation over the last few years has occurred in the open loop SVC segment.

According to industry estimates, there are more than 2,000 stored value programs available, with approximately seven million Visa or MasterCard branded stored value cards in the marketplace. Despite the large potential market opportunity and significant expected growth, the stored value card industry is considered to be in the introductory or early growth stage of its development cycle. However, it is difficult to determine the market size of open versus closed loop SVC segments because much of the available industry data and forecasts focus on the overall SVC market. The following are commonly cited estimates from various sources. In summary, they all conclude that the SVC market and opportunity is large and growing.

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 5.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

•

Based on the dollar volume loaded onto "prepaid instruments", which includes all kinds of SVCs as well as prepaid non-card products such as prepaid long distance calling cards, Mercator Advisory Group estimates that $157 billion was loaded onto prepaid instruments in 2003. Of the $157 billion, gift cards and government card programs each accounted for 25%, payroll and other employee benefit cards accounted for 17% and general spending products accounted for 15%.

•

Based only on the number of SVC card products issued, the Pelorus Group estimated that there were 15 million open loop "prepaid cards" issued in 2003 and estimates there will be 34 million issued in 2005. Of the 34 million cards issued in 2005, they estimate 35% will be general spending cards, 29% will be government benefit and child support cards, 25% will be payroll cards and 11% will be other types of cards such as flexible spending account cards.

There are however, a number of market estimates and forecasts relevant to the payroll card segment.

•	Visa estimates that paychecks issued to unbanked workers are worth some $500 billion annually.

•	Financial Insights reported that general payroll card circulation in 2004 more than doubled from a year earlier to 2.2 million cards.

•

It is important to point out that payroll card use is not just an unbanked phenomenon. Some estimates indicate that the number of payroll card users could rise to almost 7 million by 2006, with as much as 10% of these users having a traditional bank account in addition to their payroll card.

•	Financial Insights forecasts that payroll cards will be worth $143 billion in transactions by 2007.

•	Celent Communications reports that 10% of unbanked U.S. workers used payroll cards in 2002, and that number is expected to increase to 25% by 2006.

Because the industry is relatively young, historical data and future estimates sometimes vary. Despite some variation, historical data and future industry growth estimates all indicate that growth opportunities for SVC and other alternative financial products aimed at the un-banked and sub prime consumer is significant.

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 6.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

THE SIRE NETWORK - THE SOLUTION

As discussed earlier in this Company Profile, there is significant demand for alternative financial products, such as ATM/Prepaid and stored value cards and payroll cards, particularly in the sub-prime, unbanked and under banked markets. The SVC market is in the early stages of development, but its growth is being hampered somewhat by industry fragmentation and other issues. Because of these obstacles, millions of consumers continue to miss out on the benefits that SVCs and related alternative financial products offer. At the same time, an industry that is well positioned for significant growth is being held back, costing significant lost revenue opportunities for all parties involved. Obstacles hampering the growth of the industry include:

•	Consumers have not had a convenient way to load their cards at any POS terminal, unlike traditional VISA/MasterCard products, and it is often difficult to find locations that accept their cards;

•

Banks have not had a cost efficient way to reach sub-prime customers and encourage them to regularly use and keep their cards. They also seek an easy way to comply with the Patriot Act when signing up new customers for stored value products;

•

Transaction and account processors have not had a national platform that enables customers to load and use any SVC anywhere. Today the industry largely consists of a fragmented group of networks using different technologies that don't work together; and

•	Retail merchants want ways to increase foot traffic and incremental store revenue, but are wary of allocating resources and shelf space to load stations that only accept a limited number of cards.

The solution to these problems is simple, at least on paper. Unfortunately, the fragmented and competitive nature of the industry has prevented implementation of what is a fairly obvious solution. Develop a universal load platform that accepts any card from any consumer anywhere, regardless of the processor or issuing bank. In addition, develop a national load station network that offers convenient access to sub-prime, unbanked and under banked consumers.

Total Contracted POPs Merchants on SIRE Network

Morgan Beaumont recognized these

challenges and has turned them into a significant opportunity for the Company - the solution is Morgan Beaumont's SIRE Network. Morgan Beaumont has developed proprietary database software and POS software that enables customers to load funds onto their cards using the Company's SIRE Network. With approximately 160,000 contracted U.S. retail load locations, the Company believes there is opportunity to develop a fee structure that enables banks and competing card programs to use Morgan Beaumont's load platform and SIRE Network to allow customers to load funds onto their competing card products. Using the

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 7.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

SIRE Network:

•	Any consumer can use any card from any participating bank to complete transactions with any merchant on any financial network;

•	Banks have a low-cost way to reach the sub-prime, unbanked and under banked consumer markets;

•	Card programs can use unique, real-time retail Patriot Act compliance technology to quickly qualify new accounts;

•	Processors can use Morgan Beaumont's national platform to allow customers to load and use any card, anywhere, without viewing Morgan Beaumont as a competitive threat; and

•

Retail merchants have a way to increase foot traffic in their stores and generate significant recurring revenue through the card programs and POS stations that consumers will use at their store due to the ease and convenience of the SIRE Network.

HOW DATA MOVES ACROSS THE SIRE NETWORK - INITIAL SVC PURCHASE & LOAD TRANSACTION

A major differentiation of Morgan Beaumont's SVC products is the SIRE Network. The SIRE Network enables the SVC purchaser/holder to almost instantaneously activate and load cash onto his/her stored value card. The following is an example of how data moves across the SIRE Network for an initial SVC purchase and cash load transaction.

Step 1: Customer enters a merchant location on the SIRE Network, finds a Morgan Beaumont SVC card and presents it to the merchant to establish his/her card account. The merchant swipes the card through the POS device to initiate the account activation process, enters required Patriot Act compliance information, etc.

Step 2: POS device connects to the Morgan Beaumont Data Center. The Morgan Beaumont server receives key data, including Patriot Act information, terminal ID, employee ID, etc.

Step 3: The Morgan Beaumont Data Center connects to the appropriate Issuing Processor's Server and communicates Patriot Act information and other data.

Step 4: The Issuing Processor validates the applicant's identity and other information and sends the merchant's POS an "accept" or "decline" account decision – all in real time. If accepted, the customer pays for the card and loads funds onto the card/account.

Step 5: The Merchant POS confirms the dollar amount of funds to load. The Issuing Processor Server receives the data and adjusts the account/card value. The merchant asks the customer to confirm the load amount on the receipt, and issues the customer a transaction receipt.

Step 6: Customer can get cash or make purchases instantly with his/her card. The issuing processor prints a "permanent" plastic card and ships it to the customer.

Total transaction time: Less than five minutes for new account activation and cash load, less than one minute for typical cash load transaction.

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 8.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

Most other stored value card companies do not have the load locations/network and/or the technology to make SVCs that the consumer will retain and reuse. In most cases, for competitors' card products the stored value user has to mail in a new account form and cash or money order to the SVC company, who then establishes and credits the SVC account. As a result, the user does not have access to his/her card or those funds until the account is created and credited and the card is mailed to and received by the customer, which could take as long as ten business days.

Competitors' total transaction time: Three to Ten business days

CAPITALIZING ON THE OPPORTUNITY - STRATEGY OVERVIEW

As discussed, there is significant opportunity for Morgan Beaumont to participate in the growth of the SVC industry, despite near-term industry characteristics that are somewhat hampering the industry's growth. Morgan Beaumont recognizes these obstacles and is developing a company that will remove these obstacles from the equation. Specifically, Morgan Beaumont's strategy is to use the SIRE Network to consolidate the key elements needed to become an industry leader in designing and originating SVC products, programs and services. These key elements include:

•

Developing a national retail load network of merchant locations and Internet/PC load applications that make it easy and convenient for consumers to load funds into their SVC accounts and onto their SVCs.

•

Owning the open standards based technology that facilitates the flow of SVC transaction data across the network between merchant POS terminals, Morgan Beaumont's data center and SVC processors - and making this network available to competing card programs.

•

Develop an open network that is secure. Morgan Beaumont's SIRE Network is Payment Card Industry (PCI) Certified, which means the SIRE Network meets or exceeds security standards established by MasterCard and VISA to protect the consumer.

•	Developing strategic relationships with multiple banks, processors and issuers to facilitate the creation of multiple SVC products, programs and services across these multiple relationships.

•

Providing the necessary online and in person training, starter kits and collateral material, communication and follow-up with merchants and distribution partners to ensure successful SVC program development and execution.

•	Achieve state level compliance and become licensed as a Money Service Business in each state that requires it.

While having a large number of retail load locations is important to the development of the SIRE Network, it is critical that the owners and employees of these merchant POPs are familiar with Morgan Beaumont's products and services and are provided the training and sales collateral material (including a SIRE logo sticker for window display) to ensure that Morgan Beaumont's SVCs are properly displayed and customers can easily load funds and activate cards at merchant locations. Morgan Beaumont is focused on this and has been allocating resources to sales, marketing and training to ensure a timely and smooth rollout of POPs on the SIRE Network.

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 9.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

Morgan Beaumont will continue to focus on deploying a national POP presence on its SIRE Network. However, the Company will initially focus on select markets, particularly Florida, to rollout specific sales, marketing, advertising, training and SVC programs. Morgan Beaumont is initially focused on Florida because it is where the Company is headquartered, which facilitates deployment supervision and support, it is a diverse state with a relatively high population of different ethnic groups and Florida has favorable growth and economic demographics. As the Company fine tunes and perfects its sales, marketing, advertising and other activities in various Florida markets, it will use those strategies as templates to target and rollout an active presence in other key markets.

Morgan Beaumont's products and services focus on providing alternative financial solutions to the estimated more than 33 million unbanked and sub-prime consumers in the U.S. Within this segment, the Company believes there are certain niche markets that are underserved by traditional financial institutions that the Company believes provide opportunities. One such niche market that Morgan Beaumont is pursuing is providing and marketing SVC products and services to various ethnic groups.

Percentage Unbanked – US Born, By Race

Percentage Unbanked – Immigrants

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 10.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

The 2000 Survey of Income Program Participation reported that 17% of, or 20.9 million U.S. born households were unbanked. When broken down by different ethnic groups, minority groups had a higher percentage of unbanked households. Further, when examining the U.S. immigrant population, the survey found that certain immigrant populations had a high percentage of unbanked consumers, particularly Mexican and Latin American immigrants.

Many consumers in the sub-prime market transfer money from the U.S. to their homes and families in Mexico, Asia and South America. It is estimated that at least $12 billion to $16 billion is transferred each year from the U.S. to Mexico by Mexicans working in the U.S. These demographics indicate tremendous opportunity for certain Morgan Beaumont SVC products and services. Using one of Morgan Beaumont's SVCs, funds may be transferred from one card (in the U.S) to another card (in Mexico for example) by making a phone call to customer service or through the Internet. Money transfers using wire services can cost upwards of $59, versus a card-to-card transfer charge of $2 or less using Morgan Beaumont's cards. Morgan Beaumont is targeting several key merchant segments, including local ethnic "bodegas", or convenience stores, check cashing stores and payroll services to sell certain SVC programs. To that end, through its agreement with Competisys, Morgan Beaumont will provide cards from Discover® Network to the Mexican American Grocer's Association (MAGA) channel of over 120,000 grocery stores.

MORGAN BEAUMONT'S PRODUCTS & SERVICES

Morgan Beaumont offers Company branded ATM/prepaid and ATM VISA and ATM MasterCard stored value cards and payroll cards to the unbanked and sub-prime consumer segment. Within this segment, the Company also targets various ethnic (Hispanic, African American and Asian for example) and other niche markets because it believes these niche segments are underserved by the broader financial services industry and offer significant opportunity. In addition, Morgan Beaumont recently announced two card programs with the Discover Network that targets two new markets for the Company - the Contact 911 Prepaid Discover Card, which also targets the prime consumer and the Mobo Prepaid Discover Card that targets the youth market.

Morgan Beaumont has licensed a proprietary Distributor Transaction Management (DTM) application, which positions the Company at the forefront of the industry in channel management and transaction reconciliation. This DTM software provides Morgan Beaumont's distribution partners an interface that allows them to set up, manage, and monitor the Morgan Beaumont card products delivered to their down-line distribution and merchant locations. Distributors can view and generate reports on card inventory levels, transactions and commissions earned throughout their channel. The commercial launch of the DTM application was in August, 2005.

ATM/Prepaid & Stored Value Cards

Morgan Beaumont's six primary financial products are the Morgan Beaumont Palm ATM Card, the Morgan Beaumont Palm Prepaid VISA Card, the ServiBancos Prepaid MasterCard Card, the Main Street Prepaid MasterCard Card, the Contact 911 Prepaid Discover Card and the MoBo Prepaid Discover Card. Morgan Beaumont is currently one of the few companies that can provide a stored value Discover, MasterCard or VISA card in significant volume, has the

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 11.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

experience of being in the sub-prime card solution business for several years and has a recognized brand name. As a result, the Company has been in discussions with several large sales and distribution organizations to supply the Morgan Beaumont branded product, as well as private label and co-branded products to companies that sell to the sub-prime market place. To that end, Morgan Beaumont's agreement with Discover is unique because cards from Discover Network will be issued through Morgan Beaumont. This is different versus the traditional relationship Morgan Beaumont has with MasterCard, for example, where Morgan Beaumont develops a card program, has the card program approved by MasterCard and then has the card issued through a bank with the MasterCard logo.

Morgan Beaumont Palm ATM Card – It is a true ATM/stored value card that enables the consumer to withdraw cash at over 750,000 ATMs and make purchases at more than 5.5 million merchants worldwide. The Morgan Beaumont Palm ATM Card can be used at any location that uses the Interlink, Plus, Pulse or Star ATM networks, including restaurants, gas stations, rental car agencies, etc. Key features of the card include:

•	The cards are available in a one or two card set;

•	The cards are anonymous – no name is embossed on the card;

•	The cards can be used for money transfers or to withdraw cash via ATM networks, as a prepaid card at retail locations worldwide and as a payroll card;

•	The cards can be loaded with money in the U.S. using the Company's SIRE Network and/or from anywhere in the world via the Internet or by cashier's check or money order via mail;

•	The cards are PIN activated and balances and transactions can be checked at any ATM on the Cirrus and/or Maestro networks, as well as via the Internet or by placing a toll free phone call; and

•	The transaction accounts are registered and FDIC insured.

Morgan Beaumont Palm Prepaid Visa Card – It is a "pay as you go" card that can be used worldwide anywhere VISA is accepted. The card holder determines the spending limits by the amount loaded on the card. Key features of this card include:

•	The card includes a VISA hologram on the front of the card and can be used worldwide anywhere VISA is accepted;

•	The card is NOT anonymous. The card holder's name is embossed on the card and the card is widely recognized as an instrument of payment for goods and services;

•	The card is PIN activated and balances can be checked at any ATM, by placing a toll free phone call or through the Internet;

•	The card is primarily a prepaid card, but can be used like an ATM card, charge card or debit card (either PIN based or signature based); and

•	The card can be used as a payroll card.

ServiBancos Prepaid MasterCard Card – The ServiBancos Prepaid MasterCard Card is similar to the Palm Prepaid Visa card, but it is a MasterCard with hologram and the product is aimed at the Spanish speaking consumer. Key features of this card include:

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 12.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

•	The card includes a MasterCard hologram on the front of the card and can be used worldwide anywhere MasterCard is accepted;

•	The card is NOT anonymous. The card holder's name is embossed on the card and the card is widely recognized as an instrument of payment for goods and services;

•	The card is PIN activated and balances can be checked at any ATM, by placing a toll free phone call or through the Internet;

•	The card is primarily a prepaid card, but can be used like an ATM card, charge card or debit card (either PIN based or signature based); and

•	The card can be used as a payroll card.

Main Street Prepaid MasterCard Card – The Main Street Prepaid MasterCard Card is identical in functionality to the ServiBancos Prepaid MasterCard Card and is a MasterCard with hologram, but the product is aimed at the general public and not to a particular ethnic group. Key features of the Main Street Card are the same as discussed under the ServiBancos Prepaid MasterCard Card.

Contact 911 Prepaid Discover Card – The Contact 911 Prepaid Discover Card offers individuals and families unique services and functionalities in addition to the convenient and secure attributes found in the Company's other SVC cards. In addition to being able to serve as an SVC financial product with prepaid calling card minutes – up to 250 minutes free each month, the card has additional features for times of natural disaster and/or other emergency situations. The card combines stored emergency contact numbers and emergency funds onto one card, accessible by making one phone call.

MoBo Prepaid Discover Card – The MoBo Prepaid Discover Card is a universal youth and teen card product targeting youth consumers ages fourteen to twenty. The cards will come with different colored/stylized "skins" or card "faces", so each youth consumer can choose a product that they feel best matches their style or image. Morgan Beaumont's goal with this card is to provide an affinity program with major retailers, entertainment and communications companies and music content providers on the Internet for the ever growing youth market.

Payroll Cards & Solutions

Morgan Beaumont has added payroll programs to its portfolio of offerings – the "Prestige Payroll" program. The use of payroll cards is early in its development, but the payroll card market segment's growth and size potential is significant. Celent Communications reported that 10% of unbanked U.S. workers used payroll cards in 2002, which could increase to 25% by 2006. According to studies cited by The Center for Financial Services Innovation, there were more than 2.2 million payroll cards in circulation in 2003 and it is estimated that number could grow to nearly 7 million payroll cards in circulation by 2006. Financial Insights forecasts that payroll cards could account for $143 billion in transactions by 2007.

Payroll programs enable employers to direct deposit an employee's payroll onto a secure ATM/Prepaid or ATM Visa Hologram payroll card. The payroll cards have the same functionality and capabilities as the Company's SVCs. This eliminates check cashing fees and other inconveniences employees go through who do not have a checking account or direct deposit to a checking account capability. Employers can save up to 70% of the cost of issuing payroll

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 13.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

checks by eliminating check stocking, processing, stuffing and mailing and costs associated with replacing lost or stolen checks. Morgan Beaumont's Payroll Solutions and the Prestige Payroll program offer a number of benefits for employees, including:

•	Easy direct deposit, including online reports of transactions;

•	The flexibility of instant funds access without having to pay high fees or cash checks, and the security of a traditional credit card;

•	The ability to access funds from a paycheck using any ATM, pay bills by phone, make POS purchases and purchase goods and services over the Internet, etc.;

•	Conveniently and securely transfer funds overseas and the ability for card-to-card transfers by phone, over the Internet or at thousands of POPs on the SIRE Network;

•	The security and ease of replacing lost cards without losing funds; and

•	The ability to do all of this without having a bank account and without cost to the employee.

Morgan Beaumont's Prestige Payroll card includes the following characteristics:

•	The choice of ATM Prepaid and ATM with the Visa hologram on the front of the card that can be used worldwide anywhere Visa is accepted;

•	The card is not anonymous – the holder's name is embossed on the card;

•	The card has easy direct deposit, including online reports of transactions;

•	The card is primarily a prepaid card, but can be used like an ATM card or debit card (either PIN based or signature based); and

•	The card is widely recognized as an instrument of payment for goods and services.

HOW MORGAN BEAUMONT MAKES MONEY WITH THE CARDS

Morgan Beaumont has four primary sources of revenue associated with its SVCs: initiation fees, subscription fees, transaction fees and financial "float". These fees are derived from the issuance of Morgan Beaumont's Discover SVCs, signature ATM/Prepaid and ATM VISA/MasterCard and through private label or custom card programs for third party users and resellers and from prepaid phone cards and payroll cards. Generally, the more cards Morgan Beaumont has issued in the marketplace, the more opportunity there is for the Company to generate revenue through fees associated with card usage by the consumer.

The following are examples of the fees that a consumer may pay for a stored value card. Morgan Beaumont receives a percentage of the retail fees generated, with many of the fees earned through recurring use/transactions. The balance of the portion of the fees generated by usage is split between the merchant, transaction management company, issuing bank, distributor and the processor, in varying amounts.

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 14.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

Over the past several years, Morgan Beaumont's focus has been to develop the process, technology and load locations (the SIRE Network) that will allow the consumer to perform value load transactions in a retail environment. As a result, the Company has generated losses for several years and anticipates losses in the future as the Company continues to develop its business. The Company will continue to expand its POPs going forward, but believes it is in a position to and has been developing SVC programs to roll out to target consumer segments. Morgan Beaumont anticipates profitability will occur when the Company has no less than 50,000 operational POPs and approximately 100,000 to 150,000 SVCs actively used by consumers and a sufficient number of POPs in the geographic location that are higher in density with cardholders. Profitability is also dependent on the expansion of load stations and the expansion of the programs for the card products.

GOALS & OBJECTIVES

On Morgan Beaumont's fiscal 2Q06 conference call, the Company articulated the following operational and financial goals and objectives for fiscal 3Q06 and for the remainder of calendar 2006:

•	To have more than 5,000 new activated cards in 3Q06;
•	To have approximately 1,500 value loads totaling $1 million in funds in 3Q06;
•	To have sold 400,000 cards and to have approximately 200,000 active cards by year-end;
•	To have a monthly run-rate of approximately 500,000 SVCs being loaded on the SIRE Network by Morgan Beaumont's and its SIRE Network partners' customers by the end of the year; and
•	To deploy the SIRE Network internationally by year-end.

DEVELOPING KEY RELATIONSHIPS

Morgan Beaumont believes it is important to develop relationships with multiple banks, processors, distributors, POPs merchants and card companies so the Company does not have to rely too heavily on any one party. In addition, each relationship brings different capabilities to the table which gives Morgan Beaumont flexibility to develop unique SVC products for its target markets. The Company's key relationships typically fall into five main categories:

•	Banks – who issue cards or card programs that Morgan Beaumont sells to distributors or others;

•	Processors – who collect the money and handle the financial transactions among the banks and the cardholders and the card distributors;

•	Distributors – who structure the type of card programs they want and sell the cards to end users or other sub distributors;

•	Points of Presence (POPs) – which are retail and load locations; and

•	Card Association Companies – such as Discover, MasterCard and Visa, which sponsor certain types of card issuances.

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 15.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

Morgan Beaumont attempts to identify a demand for a particular type of card program based on its understanding of the marketplace or from direct requests from customers. When the Company develops or structures a card or card program, Morgan Beaumont attempts to match that program with a bank that is best suited for the particular card terms and users. Once a bank approves a program, it will refer Morgan Beaumont to the processors with which it does business. There are no regional or national restrictions on the issuing banks or processors. Some banks, however, cannot support large numbers of retail transactions but would prefer payroll of other programs. Likewise, certain processors prefer to handle large numbers of retail transactions while others may be better suited for payroll. Some banks may not be big enough to handle large card programs, while larger banks may not offer as favorable pricing terms as smaller banks.

Morgan Beaumont continues to add banks, processors and distributors and is in negotiations with Visa to increase its level of approval from an independent service organization to a third party processor. Certain of the Company's relationships may fall into more than one category, such as iPrePay which has its own terminal in certain retailers. The level of importance of a particular relationship may change from time to time as some contracts and relationships become more or less active in a given period.

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 16.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

RECENT DEVELOPMENTS

•

June 2006 – Morgan Beaumont announced that it signed an exclusive agreement with Competisys Corp. to provide prepaid cards from Discover Network to the Mexican American Grocer's Association (MAGA) channel of over 120,000 grocery stores. Morgan Beaumont anticipates that the first shipment of Discover Network prepaid cards under this agreement will occur in August 2006. In addition, all of the +120,000 MAGA stores that participate will also become members of the SIRE Network, using Competisys' self service kiosk in each store. Additionally, Competisys has signed and exclusive agreement with Morgan Beaumont to offer SIRE Network services, stored value cards and other financial services via their self service kiosks.

•

May 2006 – Morgan Beaumont signed an agreement with Discover Financial Services, LLC, to be an issuer of Discover® Network cards to include gift, payroll and personal spending cards, as well as other retail card products. As part of this agreement, Morgan Beaumont will issue stored value and prepaid cards on the Discover Network, as well as manage a payroll card program. One of the prepaid card programs will target the teen and youth market and be called the MoBo Prepaid Discover Card. The programs and products that are being developed in conjunction with this agreement will primarily focus on addressing the needs of the growing and underserved unbanked consumer market.

•

May 2006 – Morgan Beaumont reported fiscal 2Q06 revenue of $1.9 million, a 26% sequential increase of fiscal 1Q06 revenue and compared to fiscal 2Q05 revenue of approximately $150,000. Net loss per share for fiscal 2Q06 was $0.04 versus net loss per share in fiscal 2Q05 of $0.03. The Company expects that revenue in fiscal 3Q06 will be slightly higher than revenue in fiscal 2Q06.

•

May 2006 – Morgan Beaumont signed a SIRE Network agreement with RBS Lynk, a leading payment processor, whereby the SIRE Network will serve as a loading point for RBVS Lynk's stored value card, CashLynk®, a pre-paid branded card for convenience purchases. Additionally, Morgan Beaumont signed a processing agreement with RBS Lynk and will issue its cards on RBS Lynk's platform to expand the penetration of Morgan Beaumont's stored value and prepaid card programs.

•

May 2006 – Morgan Beaumont signed a SIRE Network agreement with Cornerstone Bancard, a provider of prepaid card programs that simplify finances, transfer funds securely and economically and can help to build or repaid credit. The agreement provides Cornerstone's stored value card customers with enhanced loading capabilities and access to the over 100,000 locations on Morgan Beaumont's SIRE Network.

•

April 2006 – Morgan Beaumont signed a SIRE Network agreement with No Borders, Inc., a company that provides multipurpose re-loadable prepaid cards that offer an integrated suite of products and services designed to serve the large and growing transnational market. The agreement provides No Border's stored value card customers with enhanced loading capabilities and access to the over 100,000 POPs on the SIRE Network.

•

April 2006 – Morgan Beaumont signed an agreement with Innovative Processing Solutions, LLC (IPS), a provider of payroll card solutions, whereby the SIRE Network of over 100,000 locations will serve as loading points for IPS' numerous card programs. Additionally, IPS will provide processing services to expand the penetration of Morgan Beaumont's ServiBanco and Main Street stored value and prepaid card programs.

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 17.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

•

March 2006 – Morgan Beaumont announced that it has signed a memorandum of understanding with the Great American Discount Buyers Association (GADBA) whereby Morgan Beaumont will be the exclusive provider of a debit card for inclusion in GADBA's association membership. GADBA markets its products and services through brokers and agents nationwide to its growing membership of more than 25,000 clients.

•

March 2006 – Morgan Beaumont signed an agreement whereby i2c will is the SIRE Network and its 100,000+ convenient locations nationwide as a load network for i2c's numerous stored value card programs. I2c is a leader in high quality transaction processing and stored value card management solutions.

•

March 2006 – Morgan Beaumont signed an agreement with Products Benefits Systems Corp. (PBS) that expands the two companies' relationship with each other. The expanded relationship will enable the Company to increase the sales opportunities for all SIRE Network products and services to the PBS customer base.

Management Overview

CLIFFORD WILDES, CHAIRMAN & CEO - The Founder of Morgan Beaumont, Mr. Wildes has over 20 years of executive management experience in private and public companies. Prior to founding the Company, Mr. Wildes had been the CEO and Founder of several companies within the High Tech sector as well as business consulting services. He has been the President and Founder of Meridian Capital Inc., an investment banking consulting firm that specializes in Mergers and Acquisitions, reverse Mergers into public shells, and general business consulting. He is also the former Founder and CEO of Microtech International Inc., a private company that he sold to a Japanese public company in 1995; as well as Nova Interactive Inc., which he sold to a public company in 1997. From 1997 to 2001 Mr. Wildes consulted or has been employed with various public companies holding the positions of their CEO, COO and/or Vice President interfacing with the SEC and the operations of those companies.

ERIK JENSEN, PRESIDENT & DIRECTOR - Mr. Jensen has co founded and sold a number of technology start up companies over the past 15 years. Prior to joining Morgan Beaumont, Mr. Jensen was President, Director and Co-Founder of Typhoon Voice Technology, which was acquired by Morgan Beaumont in December 2003. He has extensive experience in the telecommunications industry and related technology. In addition, Mr. Jensen has held executive positions at Callware Technologies and Comdial Corporation.

DAN DAVIS, CHIEF TECHNOLOGY OFFICER - Dan Davis joined the Company as Vice President of Technology and has since been promoted to Chief Technology Officer. He is responsible for providing strategic direction to the entire Engineering team as well as the management and development of Morgan Beaumont's technology and telecommunications platforms, including the SIRE Network. Dan brings with him valuable expertise in prepaid card technology and POS software development. Prior to joining Morgan Beaumont, Mr. Davis was the founder of Switching Solutions, Inc. (SSI) and former COO of Tel-Ops LLC and Galaxy Long Distance, Inc. He brings over seventeen years of expertise in telecommunications operations, engineering and software development; most recently, with POS software development in the prepaid card industry. Dan is also the pioneering developer of Morgan Beaumont's proprietary Distributor Transaction Management (DTM) application which positions the company at the forefront of the industry in channel management and transaction reconciliation.

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 18.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

Board Member Overview

CLIFFORD WILDES, CHAIRMAN & CEO - See bio above in "Management Overview".

ERIK JENSEN, PRESIDENT & DIRECTOR - See bio above in "Management Overview".

Benjamin J. Bond - Director, Audit Committee Member, Compensation Committee Member. Mr. Bond is a certified public accountant. For the past 10 years, Mr. Bond has been in private accounting practice specializing in tax and consulting. Mr. Bond received a Bachelor of Science in Business Administration from the University of Florida in 1966.

Mark Brewer - Director. Mr. Brewer has served as the Marketing Director for One World Nutrition, a nutritional supplement company, since January 2003. He is the Managing Director of Novus Capital Investment Fund. Since May of 2002, he has served as Vice President of Lighthouse II, Inc., a marketing company. From 1997 to 2002, he has also served as President of HydroMaid International, manufacturers of water-powered disposal units. Mr. Brewer attended the University of Phoenix where he received a Bachelor of Arts in Business Administration in 1985.

Joseph Hudgins - Director, Effective October 2005. Mr. Hudgins has over 25 years experience in the banking industry. Mr. Hudgins is Executive Vice President of First National Bank of Pennsylvania in Sarasota, which is currently active, where he manages its operation in Florida. Hudgins has held senior executive positions with First Third Bank of Florida in 2001 and with First National Bank of Florida from January 2001 through December 2004. Mr. Hudgins was President with First National Bank of Florida F.K.A. West Coast Branch from 1992 through 2003, with SouthTrust Bank of Sarasota from 1990 through 1991 and with SouthTrust Bank of Decatur from 1986 through 1990. From 1978 to 1986, Mr. Hudgins was Vice President for First Union National Bank of Rome. Mr. Hudgins was also Assistant Branch Manager with Valley Fidelity Bank from 1977 through 1978. Mr. Hudgins received a Bachelors Degree in Mathematics from Carson-Newman College in 1977 and received a Masters of Business Administration in Banking Management from the University of Virginia in 1982.

Virgil Lee "Brother" Sandifer, Jr. - Director, Audit Committee Member, Compensation Committee Member. Mr. Sandifer is a certified public accountant and managing partner of the accounting firm of Sayle, Sandifer & Associates, LLP, where he has practiced since 1980. Mr. Sandifer attended the University of Mississippi where he received a Bachelor of Arts in Accounting in 1977 and a Master of Business Administration in 1979.

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 19.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 20.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

Morgan Beaumont, Inc.
(A Development Stage Enterprise)

Consolidated Balance Sheet
(Unaudited)

		March 31, 2006
Assets		
Current Assets:		
Cash & Cash Equivalents	$	448,044
Accounts Receivable, Net		2,889,937
Other		15,837
Inventory		244,542
Prepaid Expenses & Other Current Assets		200,903
Total Current Assets		3,799,263
Property & Equipment, Net		1,432,984
Other Assets		117,855
Total	$	5,350,102
Liabilities & Stockholders' Equity		
Current Liabilities:		
Accounts Payable & Accrued Liabilities	$	380,025
Deferred Revenue		2,781,992
Derivative Financial Instruments		1,235,930
Total Current Liabilities		4,397,947
Commitments & Contingencies		
Stockholders' Deficit:		
Commons Stock		74,356
Additional Paid-In Capital		15,992,423
Deficit Accumulated During the Development Stage		(15,114,624)
Total Stockholders' Equity		952,155
Total	$	5,350,102

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 21.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

Morgan Beaumont, Inc.
(A Development Stage Enterprise)

Consolidated Statement of Cash Flows
(Unaudited)

	For the Six Months Ended March 31, 2006	For the Six Months Ended March 31, 2005 (As Restated)	For the Period July 10, 2000 (Date of Incorp.) to March 31, 2006 (As Restated)
Cash Flows From Operating Activities:			
Net Loss	$ (5,041,752)	$ (2,763,215)	$ (15,114,624)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:			
Depreciation & Amortization	204,769	15,341	412,700
Provision for Inventory Obsolescence	221,733	-	221,733
Provision for Bad Debts	261,123	-	351,123
Amortization of Intangible Assets	-	4,425	15,485
Stock Based Compensation & Consulting	250,419	952,833	2,350,905
Purchase of in Process R&D	-	-	153,190
Loss (Gain) on Derivative Financial Instruments	(203,073)	-	1,417,613
Impairment of Assets	-	202,000	255,154
Forgiveness of Indebtedness as a Result of Litigation Settlement	-	(50,000)	(50,000)
Changes In Assets & Liabilities, Net:			
Decrease (Increase) in Receivables	(832,710)	(180,991)	(3,251,751)
Decrease (Increase) in Inventories	(262,083)	(63,355)	(466,275)
Decrease (Increase) in Prepaid Expenses & Other Current Assets	(42,275)	(82,687)	(131,506)
Decrease (Increase) in Other Assets	(40,732)	-	(106,804)
Increase (Decrease) in Deferred Revenue	871,525	-	2,781,992
Increase (Decrease) in Accounts Payable & Accrued & Other Liabilities	553,187	(112,131)	915,994
Net Cash Used In Operating Activities	(4,059,869)	(2,077,780)	(10,245,071)
Cash Flows From Investing Activities:			
Purchases of Property & Equipment	(289,299)	(132,129)	(1,081,063)
Notes Receivable	-	(202,000)	(202,000)
Initial Investment in Financial Services International, Inc.	-	-	(10,000)
Purchase of Assets from Typhoon Voice Tech., Inc.	-	-	(5,000)
Net Cash Used In Investing Activities	(289,299)	(334,129)	(1,298,063)
Cash Flows From Financing Activities:			
Proceeds from Borrowings Under Notes Payable	-	-	97,912
Repayments of Notes Payable	-	-	(47,912)
Collection of Subscription Receivable	-	2,028,949	3,000,000
Proceeds from the Issuance of Common Stock	2,322,500	1,425,000	8,941,178
Net Cash Provided By Financing Activities	2,322,500	3,453,949	11,991,178
Net Increase In Cash & Cash Equivalents	(2,026,668)	1,042,040	448,044
Cash & Cash Equivalents, Beginning of Period	2,474,712	121,832	-
Cash & Cash Equivalents, End of Period	$ 448,044	$ 1,163,872	$ 448,044
Supplemental Disclosure of Cash Flow Information:			
Interest Paid	$ 1,291	$ 13	$ 10,182
Income Taxes Paid	$ -	$ -	$ -
Supplemental Disclosure of Non-Cash Investing & Financing Activities:			
Acquisitions of Assets by Issuance of Stock	$ -	$ -	$ 818,200
Reclassification of Proceeds from Sales of Common Stock to Common Stock to Derivative Financial Instrument Liabilities	$ (925,000)	$ -	$ 7,219,675
Issuance of Common Stock for Net Assets of Pan American Energy Corp. in a Recapitalization	$ -	$ -	$ 2,969,000
Issuance of Common Stock in Lieu of Cash Payment of Registration Penalties	$ 652,625	$ -	$ 652,625

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 22.

MORGAN BEAUMONT, INC.

Company Profile	June 2006

OTCBB: MBEU

COMPANY HEADQUARTERS

6015 31st Street East

Bradenton, FL 34203

Phone: 941-753-2875 • Fax: 941-753-2817

www.MorganBeaumont.com

COMPANY CONTACT

Cliff Wildes, Chief Executive Officer

Erik Jensen, President

INVESTOR RELATIONS CONTACT

Ken Dennard – DRG&E

713-529-6600

ksdennard@drg-e.com

"Safe Harbor" Statement under Private Securities Litigation Reform Act of 1995

Statements about the expected future prospects of our business and all other statements in this Company Profile other than historical facts, constitute forward-looking statements. You can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "would," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or similar expressions which concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Some of the factors that we believe could affect our results include: general economic and market conditions, including the lingering effects of the economic slowdown and services revenue; the overall condition of the bank card industry, including the effect of any further consolidation among financial services firms; the regulatory, credit and market risks associated with our operations; the integration of acquired businesses, the performance of our businesses; the effect of war, terrorism or catastrophic events; the timing and magnitude of sales; the timing and scope of technological advances; the ability to retain and attract customers and key personnel; and the ability to obtain patent protection and avoid patent-related liabilities in the context of a rapidly developing legal framework for software and business-method patents. The factors described in this paragraph and other factors that may affect our business or future financial results and when applicable, are discussed in our filings with the Securities and Exchange Commission, including our Form 10-K, a copy of which may be obtained from us without charge. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.

© 2006 Morgan Beaumont, Inc., All Rights Reserved

Forward-looking statements contained herein are subject to certain risks and uncertainties as further described at the end of this Fact Sheet Page 23.